SEC 18001404
Mail Processing Section
FEB 27 2018
Washington DC
408

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51019

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2017 AND ENDING DECEMBER 31, 2017

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
American Equity Capital, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6000 Westown Parkway, 2nd Floor
(No. and Street)

West Des Moines (City) Iowa (State) 50266 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Julie L. LaFollette 515-273-3602
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

2500 Ruan Center, 666 Grand Avenue (Address) Des Moines (City) Iowa (State) 50309 (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

DB

OATH OR AFFIRMATION

I, Julie L. LaFollette, affirm that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of American Equity Capital, Inc. as of December 31, 2017, are true and correct. I further affirm that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

CRYSTAL D WILSON
Commission Number 753111
My Commission Expires
June 05, 2020

Crystal D Wilson
Notary Public

Julie LaFollette
Signature
Chief Financial Officer and Treasurer

This report contains (check all applicable boxes):

(X) (a) Facing Page.
(X)... (b) Statement of Financial Condition.
(X)... (c) Statement of Income (Loss).
(X)... (d) Statement of Changes in Financial Condition.
(X)... (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
( )... (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)... (g) Computation of Net Capital.
(X)... (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)... (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(X)... (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( )... (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X)... (l) An Oath or Affirmation.
( )... (m) A copy of the SIPC Supplemental Report.
( )... (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

AMERICAN EQUITY CAPITAL, INC.

Table of Contents

KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
American Equity Capital, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of American Equity Capital, Inc. (the Company) as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III, is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2005.

Des Moines, Iowa
February 22, 2018

AMERICAN EQUITY CAPITAL, INC.

Statement of Financial Condition

December 31, 2017

		2017
Assets		
Cash	$	3,926,038
Accounts receivable - affiliate		17,265
Deferred tax asset		64,697
Other assets		5,725
Total assets	$	4,013,725
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable	$	30,000
Accounts payable - affiliate		10,600
Payable under tax allocation agreement		490,129
Total liabilities		530,729
Stockholder's equity:		
Series preferred stock, without par value. Authorized, 200,000 shares; no shares issued or outstanding		—
Common stock, without par value (stated value $1 per share). Authorized, 300,000 shares; issued and outstanding, 13,000 shares		13,000
Additional paid-in capital		1,614,997
Accumulated earnings		1,854,999
Total stockholder's equity		3,482,996
Total liabilities and stockholder's equity	$	4,013,725

See accompanying notes to financial statements.

AMERICAN EQUITY CAPITAL, INC.

Statement of Operations

Year ended December 31, 2017

		2017
Revenues:		
Concession fee income from an affiliated company	$	1,292,932
Interest		16,786
Total revenues		1,309,718
Expenses:		
Licenses and fees		24,765
Professional fees		40,000
Other operating expenses		63,921
Total expenses		128,686
Income before income tax expense		1,181,032
Income tax expense		474,906
Net income	$	706,126

See accompanying notes to financial statements.

AMERICAN EQUITY CAPITAL, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2017

	Common stock	Additional paid-in capital	Accumulated earnings	Total stockholder's equity
Balance at December 31, 2016	$ 13,000	$ 1,614,997	$ 1,148,873	$ 2,776,870
Net income for year	—	—	706,126	706,126
Balance at December 31, 2017	$ 13,000	$ 1,614,997	$ 1,854,999	$ 3,482,996

See accompanying notes to financial statements.

AMERICAN EQUITY CAPITAL, INC.

Statement of Cash Flows

Year ended December 31, 2017

		2017
Operating activities:		
Net income	$	706,126
Adjustment to reconcile net income to net cash provided by operating activities:		
Change in amounts receivable - affiliate		(10,864)
Deferred income tax asset		(15,223)
Change in other assets		1,085
Change in accounts payable		10,000
Change in accounts payable - affiliate		(788)
Change in payable under tax allocation agreement		(642,090)
Net cash provided by operating activities		48,246
Cash at beginning of year		3,877,792
Cash at end of year	$	3,926,038

See accompanying notes to financial statements.

AMERICAN EQUITY CAPITAL, INC.

Notes to Financial Statements

Year ended December 31, 2017

(1) Organization and Significant Accounting Policies

(a) Organization

American Equity Capital, Inc. (the Company), a wholly owned subsidiary of American Equity Investment Life Holding Company (the Parent), was incorporated on February 16, 1998 and commenced operations on April 1, 1998. The Company operates as a broker-dealer, dealing with the sale of annuity products issued by American Equity Investment Life Insurance Company (American Equity Life), a wholly owned subsidiary of the Parent, and annuity products issued by Eagle Life Insurance Company (Eagle Life), a wholly owned subsidiary of American Equity Life.

(b) Concession Fee Income

Concession fee income is derived from an agreement with Eagle Life, an affiliated company, by which the Company is paid a percentage of all non-registered product premiums received by Eagle Life in exchange for providing certain training and educational services. Concession fee income is recognized as it is earned.

Interest income is derived from cash holdings. Interest income is recognized on an accrual basis.

In May 2014, the Financial Accounting Standards Board issued an accounting standards update ("ASU") related to revenue arising from contracts with customers. This ASU, which replaces most current revenue recognition guidance, including industry specific guidance, prescribes that an entity should recognize revenue to reflect the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU will be effective for us on January 1, 2018 and may be adopted using either a full retrospective or a modified retrospective approach. The ASU will have no material impact on its financial statements or related financial statement disclosures.

(c) Income Taxes

The Company's operating income is included in the nonlife subgroup consolidated income tax return of the Parent. Pursuant to the current tax-sharing agreement signed in 2011, the Company will be reimbursed for its net operating losses to the extent such losses are or have been utilized by the consolidated group.

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax expenses or benefits are based on the changes in the net deferred income tax asset or liability from period to period. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Tax Cuts and Jobs Act of 2017 ("Tax Reform") was enacted on December 22, 2017, reducing the statutory federal income tax rate from 35 percent to 21 percent effective January 1, 2018. The primary impact on our 2017 financial results is the reduction in the U.S. statutory tax rate from 35% to 21% on our deferred tax balances as of December 31, 2017.

(d) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. It is possible that actual experience could differ from the estimates and assumptions utilized.

(2) Income Taxes

The income tax expense computed at the statutory rate of 35% varies from the tax benefit reported in the statement of operations as follows:

		2017
Income tax expense at statutory rate	$	413,361
Tax Reform - Deferred income tax remeasurement		(15,223)
State taxes		76,768
Income tax expense as reported	$	474,906

Deferred income taxes have been established by each member of the consolidated group for the tax effect of temporary differences in the financial reporting and tax bases of assets and liabilities and net operating losses within each entity. The Company's temporary differences relate to the existence of state tax operating loss carryforwards arising since inception, which have not been used in the consolidated group, of $761,144 at December 31, 2017. It is more likely than not the Company will be able to fully utilize the deferred tax assets. The tax operating loss carryforwards expire as follows: 2030 - $397,434; 2031 - $113,803; 2032 - $171,202; 2033 - $78,705.

As a result of the tax allocation agreement entered into by the Company in 2011, the Company is entitled to be reimbursed for any net operating losses incurred by the Company and used by other members of the consolidated group. No net operating losses incurred by the Company were used by other members of the consolidated group in 2017.

The Company has adopted the guidance in FASB ASC 740, Income Taxes, regarding accounting for income tax uncertainties. There are no unrecognized tax benefits or accruals for interest or penalties recognized in the statement of operations for the year ended December 31, 2017 or in the statement of financial position at December 31, 2017. The amount of unrecognized tax benefits reflected in the financial statements is not expected to significantly increase or decrease within the subsequent 12-month period. Generally, the 2014-2016 tax years are subject to examination by taxing authorities.

(3) Regulatory Requirements

(a) Net Capital Requirement

As a registered broker and dealer in securities, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, not to exceed 15 to 1. Net capital and the net capital ratio fluctuate on a daily basis, however, at December 31, 2017, the Company had defined net capital of $3,395,309, which was $3,359,927 in excess of its required net capital of $35,382 and the Company's percentage of aggregate indebtedness to net capital was 15.63%.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(1).

(4) Related-Party Transactions

On January 1, 2013, the Company entered into an agreement with Eagle Life under which the Company earns a fee equal to 20 basis points (0.20%) of all premiums received by Eagle Life on sales of nonregistered products in exchange for providing certain training and educational services to Eagle Life. These fees totaled $1,292,932 for the year ended December 31, 2017.

The Company is a member of a group of affiliated companies which are engaged in the sales of life insurance and annuities. A portion of the Company's other operating expenses are paid to American Equity Life and Eagle Life, both affiliates, and

represent an allocation of shared expenses. These shared expenses, which are allocated based on estimated cost, consist primarily of an allocation of overhead expenses and compensation expenses for employees of affiliates of the Company that spend a portion of their time on Company related tasks. The Company's portion of these shared expenses, which is included in other operating expenses in the statements of operations, was $42,400 for the year ended December 31, 2017.

(5) Subsequent Events

The Company has evaluated subsequent events through February 22, 2018, which is the date the financial statements were available to be issued.

On February 23, 2018 the Company intends to file Form BDW - Uniform Request for Broker-Dealer Withdrawal with the SEC. The SEC will have 60 days to review and approve. Once approved the Company will cease operations.

SUPPLEMENTARY INFORMATION

AMERICAN EQUITY CAPITAL, INC.

Schedule I – Computation of Net Capital Required under Rule 15c3-1
of the Securities and Exchange Commission – Part IIA

December 31, 2017

Computation of Net Capital

1.	Total ownership equity from statement of financial condition	$	3,482,996
2.	Deduct ownership equity not allowable for net capital		—
3.	Total ownership equity qualified for net capital		3,482,996
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		—
	B. Other (deductions) or allowable credits		—
5.	Total capital and allowable subordinated liabilities		3,482,996
6.	Deductions and/or charges:		
	A. Total nonallowable assets from statement of financial condition		87,687
	B. Secured demand note deficiency		—
	C. Commodity futures contracts and spot commodities – proprietary capital charges		—
	D. Other deductions and/or charges		—
			87,687
7.	Other additions and/or allowable credits		—
8.	Net capital before haircuts on securities positions		3,395,309
9.	Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
	A. Contractual securities commitments		—
	B. Subordinated securities borrowings		—
	C. Trading and investment securities:		
	1. Exempted securities		—
	2. Debt securities		—
	3. Options		—
	4. Other securities		—
	D. Undue concentration		—
	E. Other		—
			—
10.	Net capital	$	3,395,309

Computation of Basic Net Capital Requirement

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	35,382
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with note (A)		5,000
13.	Net capital requirement (greater of line 11 or 12)		35,382
14.	Excess net capital (line 10 less 13)		3,359,927
15.	Net Capital (line 10) less the greater of 120% of minimum dollar net capital (line 12) or 10% of total aggregate indebtedness (line 19)		3,342,236

AMERICAN EQUITY CAPITAL, INC.

Schedule I – Computation of Net Capital Required under Rule 15c3-1
of the Securities and Exchange Commission – Part IIA

December 31, 2017

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from statement of financial condition	$	530,729
17. Add:		
A. Drafts for immediate credit		—
B. Market value of securities borrowed for which no equivalent value is paid or credited		—
C. Other unrecorded amounts		—
		—
19. Total aggregate indebtedness	$	530,729
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		15.63%
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		—

There are no material differences between the Company's computation of net capital required under Rule 13c3-1 included in the Company's unaudited form X-174A-5 Part IIA, filed with the Financial Industry Regulatory Authority (FINRA) on January 25, 2018, and the Company's computation of net capital required under Rule 15c3-1, above.

See accompanying report of independent registered public accounting firm.

Notes:

(A) - The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method used

AMERICAN EQUITY CAPITAL, INC.

Schedule II – Computation for Determination of Customer Reserve Requirements and PAB Accounts Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2017

The Company is exempt under subparagraph (k)(1) of Rule 15c3-3 from the requirements of this rule.

See accompanying report of independent registered public accounting firm.

AMERICAN EQUITY CAPITAL, INC.

Schedule III – Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2017

The Company is exempt under subparagraph (k)(1) of Rule 15c3-3 from the requirements of this rule.

See accompanying report of independent registered public accounting firm.

AMERICAN
EQUITY CAPITAL, INC.

American Equity Capital, Inc.'s Exemption Report

American Equity Capital, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). The the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year from January 1, 2017 to December 31, 2017 without exception.

American Equity Capital, Inc.

By: Julie LaFollette

Title: Chief Financial Officer and Treasurer

February 22, 2018

KPMG

KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
American Equity Capital, Inc.:

We have reviewed management's statements, included in the accompanying American Equity Capital, Inc. Exemption Report (the Exemption Report), in which (1) American Equity Capital, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Des Moines, Iowa
February 22, 2018